ACACIA DIVERSIFIED HOLDINGS, INC.
13575 58th Street N., #138
Clearwater, FL 33760
(727) 678-4420

June 4, 2018

Ms. Susan Block
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:          Acacia Diversified Holdings, Inc.
Registration Statement on Form S-1
Filed April 18, 2018
File No. 333-224319

Dear Ms. Block:

We are in receipt of the staff’s comment letter dated May 15, 2018.  We are currently in the process of amending our Form S-1 filing (Amendment No. 1), which will include revisions, based on your comments. We anticipate the Amendment No. 1 will be filed on or before June 4, 2018.  A redline version of Amendment No.1 is appended hereto and has been provided to staff counsel via email. The following is a response to each of your comments.

Form S-1 filed April 18, 2018

General

1.          Please note that our equity line accommodation extends only to equity line financings registered as indirect primary offerings where the number of shares registered is 1/3 or less of the company’s presently outstanding shares held by non-affiliates.  In this regard, 3,125,000 shares appear to be more than 1/3 of shares held by non-affiliates.  As such, please reduce the amount of shares that you are registering under the equity line financing to an amount no more than 1/3 of your presently outstanding shares held by non-affiliates.  Please revise or advise.

Response:  As of May 22, 2018, according to the Company’s stock transfer agent, Pacific Stock Transfer, the total number of shares issued and outstanding for the Company was 18,783,000. The number of affiliate shares issued and outstanding was 8,492,601 with non-affiliate shares issued and outstanding totaling 10,290,399.  Accordingly, the number of shares being registered under the equity line (3,125,000) is equal to 30.3% of the issued and outstanding number of shares held by non-affiliates. Thus, the number of shares being registered is three percent (3)% less than one-third of the total number of issued and outstanding shares held by non-affiliates.

2.          We note your disclosure that you entered into a financing agreement with Peak One to issue unsecured convertible notes.  Because the conversion price of the notes appear to be based on a formula tied to the market price of your common stock and the note agreement appears to have been issued in connection with the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction and therefore outside the allowable conditions for “indirect primary offerings” of equity line transactions. It would appear that the investor would have the ability to determine the timing and pricing of common stock issuable on exercise or conversion that would be part of the equity line transaction and thus outside the allowable conditions for “indirect primary offerings” of equity line transactions.  Please advise.

Response:  We acknowledge the Commission staff’s comment and have amended our filing on page 1 to reflect the fact that all principal and interest relating to the first of three possible convertible debentures has been repaid in full and there are no funds presently outstanding under any convertible debenture. The Securities Purchase Agreement between the Company and Investor (dated March 21, 2017) contemplates three potential closing dates for issuance of the Convertible Debentures. The second closing date was to have occurred no later than 90 days from March 21, 2017; and, the third closing date was to have occurred no later than 90 days from the date of the second closing date. Each of those deadlines has now passed. We have no present intention to request any additional funds from Investor pursuant to any convertible debenture and it appears that any opportunity to issue additional convertible debentures under the Securities Purchase Agreement has now expired. Under the circumstances, there will be no shares registered in connection with the convertible debentures and we do not believe that such contractually expired opportunity to deliver any additional convertible debentures should be considered as part of the equity line transaction.

3.          We note your reference to the service provider agreement with a USDA organic farm in Northern Colorado.  Please describe the material terms of this agreement.  Please also file it as an exhibit or advise.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to remove any further reference to the service provider agreement because it has expired by its own terms and is no longer a material definitive agreement for the Company.  Under the circumstances, we will not be including the agreement as an exhibit.

Risk Factors

Our business is subject to various government regulations, page 18

4.          Please explain your statement that "while [you] do not currently harvest, distribute or sell cannabis, [you] may be irreparably harmed by a change in enforcement policies of the federal government depending on the nature of such change." It appears based on your disclosure throughout the filing that are involved in the production and distribution of cannabis and related products.

Response:  We are not involved in the production or distribution of THC cannabis.  Our principal product is federally approved industrial hemp oil and products derived therefrom.  We have edited our filing to replace the term “cannabis” with “ industrial hemp” where appropriate.

Material Terms of the Equity Purchase Agreement with Peak One

The Equity Line. page 18

5.          Please disclose the current number of shares the Investor could sell based on the current market price if you were to meet the trading volume under the Purchase Agreement. We note your disclosure on page 21 that the Investor could presently sell 110,000 shares previously issued.  Please also disclose the total number of shares that could be issued under the agreement with Peak One based on the current market price.

Response:  As of the date of this letter and the filing of the latest amendment to our registration statement on Form S-1, there have been no Put Notices issued by the Company to Investor under the Equity Purchase Agreement and no shares of our common stock have been issued to Investor except for the initial 110,000 shares designated as the “commitment fee” in the Equity Purchase Agreement. Accordingly, the only shares that the Investor could presently sell under the registration statement are the 110,000 shares that were previously issued and are being registered. The current market price and trading volume of the Company’s common stock is not material to the Equity Purchase Agreement until such time as shares of common stock are issued pursuant to Put Notices delivered by the Company to the Investor.

6.          Also, we note your disclosure that at the present time, your stock does not trade at the volume level that enables you to draw funds out of the Purchase Agreement. Please clarify if you mean that you currently are not able to draw any funds out of the Purchase Agreement and, if so, explain why.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to provide the following response.  Section 2.1 of the Equity Purchase Agreement states that “the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Put Notice from time to time, to purchase Put Shares (i) in a minimum amount not less than $15,000.00 and (ii) in a maximum amount up to the lesser of (a) $150,000.00 or (b) 250% of the Average Daily Trading Value; provided that such minimum amount of Put Shares may be decreased and such maximum amount of Put Shares may be increased subject to the Investor’s written approval.” Based on the trading volume and share prices for the 10 days preceding May 30, 2018, the maximum dollar amount of a Put Notice is $13,344.50 based on the calculation below:

Date	Open	High	Low	Close	Adj Close	Volume
5/16/2018	0.33	0.38	0.3	0.3	0.3	68700
5/17/2018	0.3	0.34	0.3	0.32	0.32	10900
5/18/2018	0.25	0.35	0.25	0.28	0.28	3900
5/21/2018	0.28	0.35	0.28	0.33	0.33	26900
5/22/2018	0.28	0.35	0.28	0.34	0.34	3200
5/23/2018	0.3	0.34	0.26	0.3	0.3	47700
5/24/2018	0.25	0.3	0.25	0.28	0.28	11500
5/25/2018	0.28	0.3	0.28	0.29	0.29	10000
5/29/2018	0.31	0.32	0.26	0.26	0.26	18500
5/30/2018	0.26	0.32	0.26	0.27	0.27	4000

					Average volume =	20530

					Lowest price =	$0.26

					Average Trading Daily Value =	$5,337.80
						250%
						$13,344.50

As of the date of the filing of this registration statement on Form S-1, there have been no Put Notices issued by the Company to Investor under the Equity Purchase Agreement and no shares of our common stock have been issued to Investor except for the initial 110,000 shares designated as the “commitment fee” in the Equity Purchase Agreement. Accordingly, the only shares that the Investor could presently sell under the registration statement are the 110,000 shares that were previously issued and are being registered. The current market price and trading volume of the Company’s common stock is not material to the Equity Purchase Agreement until such time as shares of common stock are issued pursuant to Put Notices delivered by the Company to the Investor.

7.          We note your disclosure here that you need approximately $5,000,000 to carry out your business plans.  Please disclose the amount of funds you could raise from the equity line in regards to the number of shares registered in this registration statement, based on the current trading price of your stock.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to disclose that based upon the current market price of $0.28 per share that we anticipate being able to raise $875,000 from the sale of 3,125,000 shares under the provisions of the equity line.

Information with Respect to the Registrant

Description of business, principal products, services and their markets, page 28

8.          Please briefly describe Tennessee laws and their potential impact on your planned operations in Tennessee.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly to describe the relevant Tennessee laws and their potential impact on our planned operations. The Company subsidiary,  Eufloria Medical of Tennessee, Inc. (“EMT”) was invited to be part of the industrial hemp pilot program in Tennessee. This program provides EMT the license to grow, manufacture, and dispense USDA organic hemp oil in Tennessee and represents the first step in moving its operations to the east coast of the United States. EMT has been issued a processor’s license and its Director and Tennessee resident, Gary Roberts, has been issued a grower’s license and plans on participating in this pilot program through this new, wholly-owned subsidiary. The grower’s license expired on April 25, 2018 but has been renewed in the name of EMT due to the directorship of Mr. Roberts and we expect to receive the new license after its dissemination by the Tennessee Department of Agriculture after June 1, 2018.  The processor’s license allows EMT to process, manufacture and distribute industrial hemp oil.

As provided in Sec. 7606 of the 2014 Federal Farm Bill industrial hemp may only be grown as part of a research or pilot project.  The 108th General Assembly enacted Public Chapter 916 regarding the growing of industrial hemp in Tennessee. The Act removes industrial hemp from the definition of marijuana in the Tennessee criminal code. The cultivation of industrial hemp is now available as an option for Tennessee farmers on a limited basis. The Commissioner of the Tennessee Department of Agriculture has promulgated regulations establishing a program of licensing authorized hemp producers.

Sec. 7606. Legitimacy of Industrial Hemp Research contained in the 2014 Federal Farm Bill, which was signed into law Feb. 7, provides for the cultivation of industrial hemp for purposes of research by institutions of higher education or state departments of agriculture in states where it is legal. The interaction of the U.S. Drug Enforcement Agency (DEA) and the provisions of Sec. 7606 is a developing process. As TDA develops Tennessee's industrial hemp program every effort will be made to minimize the impact of federal law on potential hemp producers in Tennessee.   In May of 2016 the law was amended to allow for a processor license.  We now have a processor license.

The regulations are available at http://publications.tnsosfiles.com/rules/0080/0080-06/0080-06-28.20150415.pdf

Directors and Executive Officers, page 42

9.          Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director.  Refer to Item 401(e) of Regulation S-K.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Executive Compensation, page 44

10.          We note your disclosure on page 39 about the rental and automobile allowance to your Chief Executive Officer.  Please include the amounts you paid into the summary compensation table or advise.  In addition, refer to page F-17 and include the value of 132,248 shares issued to your former CEO in fiscal year 2016.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Director Compensation, page 45

11.          Please revise your director compensation table to include 10,000 shares of stock received by each director as compensation in fiscal year 2016.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

Exhibits

12.          Please file as an exhibit your Equity Line Purchase Agreement with Peak One Opportunity Trust.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

13.          Please file the employment agreement with Mr. Pertile referenced on page 39.

Response:  We acknowledge the Commission staff’s comment and have amended our filing accordingly.

We appreciate the Commission staff’s comments and request that the staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com via email with any questions or comments.

Sincerely,

ACACIA DIVERSIFIED HOLDINGS, INC.

/s/ Richard K. Pertile, CEO